GROWBLOX SCIENCES, INC.
7251 West Lake Mead Blvd, Suite 300
Las Vegas, Nevada 89128

January 14, 2015

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Washington, D.C. 20549

Re:           Growblox Sciences, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed December 23, 2014
File No. 333-198967

Dear Mr. Schwall:

In connection with our securities counsel to Growblox Sciences, Inc. (the “Company”), I have prepared this letter together with the Company’s outside auditors in response to the staff’s comment letter dated December 23, 2014, regarding the Company’s Amendment No. 4 to Registration Statement on Form S-1.  Each comment is reproduced below in bold italics and followed by the Company’s response.

General

1. We note your response to our prior comment 1, in which you state that the privately placed warrants are exercisable at any time following the acquisition of the units.  It is the view of the staff that the offering of the warrants was also an offer of the underlying shares of common stock and that an offer begun privately must be completed privately.  Therefore, it is the view of the staff that you may register the resale of the common stock but not the issuance.  Please revised your registration statement to remove your registration of the issuance of such shares.

Response:  We agree with the view of the staff as expressed in comment 1.  To bring the registration statement into conformity with this view, we revised language in the registration statement on page 2, page 3 and page 27.

Exhibits

2.      In your response to prior comment 1, you referenced a registration rights agreement.  Please file such agreement as an exhibit to your registration statement.

Response: Upon further review, the registration rights were referenced in the “A Warrants Certificate” and the “B Warrants Certificate” rather than in a separate registration rights agreement.  We attached a copy of the A Warrants Certificate to the registration statement as Exhibit 10.7 and a copy of the B Warrants Certificate to the registration statement as Exhibit 10.8.

At this time we request acceleration of the effective date and time of the registration statement to 3:00 p.m. Eastern time on January 21, 2015.  In connection with our request, I provide the following statement from the Company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated to by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Craig Ellins

Craig Ellins
Chief Executive Officer